Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement (relating to 300,000 Shares of Common Stock) of CryoLife, Inc. on Form S-8 of our reports dated February 21, 2008, relating to the consolidated financial statements and financial statement schedule of CryoLife, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption on October 1, 2005, of Financial Accounting Standards Board (FASB) Statement No. 123R,  Share Based Payment, and the Company’s adoption on January 1, 2007 of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109) and the effectiveness of CryoLife, Inc.'s internal control over financial reporting, appearing in the Annual Report on Form 10-K of CryoLife, Inc. for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
April 28, 2008